SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

CNPJ [National Taxpayer’s Registry] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770
Publicly-Held Company

NOTICE TO SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev, in connection with the Notice to Shareholders dated June 18, 2008, hereby announces the expiration on July 21, 2008 of the 30-day period approved by the Board of Directors for the exercise of withdrawal rights. As a result, the refund of the amounts paid for the subscribed shares, without any interest or monetary adjustment, will be made as from July 25, 2008 for the shareholders who exercised such withdrawal rights.

The Company’s Investor Relations Department remains available to provide to shareholders any clarification regarding this Notice by telephone (55-11) 2122-1414 or e-mail ir@ambev.com.br.

São Paulo, July 25, 2008.

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham David Staley
Graham David Staley Chief Financial Officer and Investor Relations

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